Faegre Drinker Biddle & Reath LLP
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Minneapolis, Minnesota 55402
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By EDGAR

June 22, 2021

Nudrat Salik

Brian Cascio

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, NE

Washington, DC 20549

Re:	Miromatrix Medical Inc.
Amendment No. 3 to Registration Statement on Form S-1
Filed June 17, 2021
File No. 333-256649

Dear Mr. Salik and Mr. Cascio:

On behalf of the Company, we are transmitting the following responses of the Company to the comments of the Securities and Exchange Commission’s staff (the “Staff”) as set forth in the letter of Nudrat Salik and Brian Cascio, dated June 21, 2021 (the “Comment Letter”), to the Registration Statement on Form S-1 filed with the Securities and Exchange Commission on May 28, 2021, June 10, 2021, June 16 and June 17.

The Company is concurrently filing via EDGAR a Registration Statement on Form S-1 (the “Registration Statement”).

The responses herein were provided to this firm by the Company. In this letter, we have recited the comment from the Staff in italicized, bold type and have followed the comment with the Company’s response in regular type. All references to page numbers in the Company’s responses refer to page numbers in the Registration Statement.

Form S-1 amended June 17, 2021

Capitalization, page 58

June 22, 2021

1.            We note your response to comment 1. Please also provide similar pro forma information for the year ended December 31, 2020. Refer to Rule 11-02(c)(2) of Regulation S-X.

Company Response: In response to the Staff’s comment, the Registration Statement has been revised. Please see page 59, which now includes a narrative description of the pro forma impact of the repayment of the Cheshire Note or alternatively the conversion of the Cheshire Note on interest expense and earnings per share for the year ended December 31, 2020.

Dilution, page 60

2.            You disclose that the pro forma net tangible book value as of March 31, 2021 was approximately $15.4 million after giving effect to the automatic conversion of your preferred stock outstanding into an aggregate of 11,439,536 shares of common stock immediately prior to the completion of this offering. It appears that this pro forma net tangible book value amount is also giving effect to the $20 million Private Placement which took place in May 2021 consistent with the pro forma balance sheet disclosures provided on page 12. Please advise or revise your disclosures as necessary to clarify all of the transactions being given effect to in the pro forma net tangible book value amount.

Company Response: In response to the Staff’s comment, the Registration Statement has been revised. Please see page 61, which now indicates that the pro forma net tangible book value as of March 31, 2021 of approximately $15.4 million gives effect to the $20.0 million Private Placement which took place in May of 2021.

Respectfully,

FAEGRE DRINKER BIDDLE & REATH LLP

/s/ Jonathan R. Zimmerman
Jonathan R. Zimmerman

Enclosures

cc:	Jeff Ross, Miromatrix Medical Inc.
Steven Kennedy, Esq., Faegre Drinker Biddle & Reath LLP